Exhibit 12.1

LORILLARD, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings from continuing operations before income taxes	$1,936	$1,884	$1,728	$1,770	$1,635
Add:
Fixed Charges	179	172	154	125	94

Earnings available for fixed charges	$2,115	$2,056	$1,882	$1,895	$1,729
Fixed Charges:
Interest expense, net of interest rate swaps:	$179	$172	$154	$125	$94
Ratio of earnings to fixed charges	11.8	12.0	12.2	15.2	18.4